Exhibit 99.1

HAFNIA LIMITED: Accelerated vesting of LTIP 2022 options and Share Lending Agreement

Singapore, 28 May 2024

In 2022, the board of directors of Hafnia Limited ("Hafnia", the "Company", OSE ticker code: "HAFNI", NYSE ticker code: “HAFN”) established a long-term incentive plan (the "LTIP 2022") for the senior management and key employees of the Company. As at 1 May 2024, there were in total 1,849,428 outstanding options under the LTIP 2022.

Following a three-year vesting period, the options under the LTIP 2022 will vest in March 2025. The Company’s remuneration committee has decided to grant accelerated vesting for all participants. Therefore, the options under the LTIP 2022 will vest on 30 May 2024. The options under the LTIP 2022 can be exercised until 2028.

In 2022, the board of directors of Company established a restricted share unit program (the “RSU Program”) for senior management and key employees of the Company. As at 1 May 2024, there were in total 462,357 outstanding restricted share units (“RSUs”) under the RSU Program.

Pursuant to the terms and conditions of the RSU Program, the restricted share units shall be settled by delivery of shares to the RSU recipients when they vest on 15 March 2025.

In order for the Company to be able to promptly deliver existing shares to employees exercising their vested options under the LTIP 2022 and to employees entitled to receive shares under the RSU Program, the Company has entered into a share lending agreement with BW Group Limited ("BW Group"), the largest shareholder of Hafnia and a close associate of the chairman of the Company, Andreas Sohmen-Pao, whereby BW Group will lend 2,311,785 shares in the Company to Hafnia. The borrowed shares will be redelivered by way of Hafnia issuing new shares to BW Group at a subscription price of USD 0.01 per share.

Following delivery of the borrowed shares, Hafnia will hold 2,351,785 treasury shares.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:
Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.